Law Offices of
Paul, Hastings, Janofsky & Walker LLP
55 Second Street
San Francisco, California 94105-3441
Telephone (415) 856-7000
Facsimile (415) 856-7100
Internet www.paulhastings.com
October 11, 2005
VIA EDGAR CORRESPONDENCE FILING
Secretary
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re:	Kayne Anderson MLP Investment Company Registration Statement on Form N-2 (File Nos. 333-123595 & 811-21593)
Sir or Madam:
     On behalf of Kayne Anderson MLP Investment Company (the “Registrant”), attached please find an acceleration request for your consideration with respect to the Registrant’s registration statement on Form N-2.
     Please direct any inquiries regarding this filing to the undersigned at (415) 856-7041.
Very truly yours,

/s/ H. Sarah Whittington

for PAUL, HASTINGS, JANOFSKY & WALKER LLP
Enclosures
cc:   Christian Sandoe

Kayne Anderson MLP Investment Company
1800 Avenue of the Stars
Los Angeles, California 90067
(310) 284-6438
October 11, 2005
VIA EDGAR
Secretary
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Christian Sandoe
Re:	Kayne Anderson MLP Investment Company Common Stock Registration Statement on Form N-2 (File Nos. 333-123595 & 811-21593)
Dear Mr. Sandoe:
     Pursuant to Rule 461 under the Securities Act of 1933, Kayne Anderson MLP Investment Company (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement may become effective as soon as practicable on Tuesday, October 11, 2005.
     The request of the representative of the underwriters, Citigroup Global Markets Inc., for acceleration of the effectiveness of the Registration Statement, dated October 11, 2005, will be filed with EDGAR by separate letter.
     The Company acknowledges the following: (1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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Very truly yours, Kayne Anderson MLP Investment Company
By:	/s/ David J. Shladovsky
David J. Shladovsky
Secretary

cc:	Kevin S. McCarthy David A. Hearth

Citigroup Global Markets Inc.
388 Greenwich Street
New York, New York 10013
October 11, 2005
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Division of Investment Management
Re:	Kayne Anderson MLP Investment Company Common Stock Registration Statement on Form N-2 (File Nos. 333-123595 & 811-21593)
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as a representative of the prospective underwriters of the above captioned securities, hereby joins in the request of Kayne Anderson MLP Investment Company that the effectiveness of the Registration Statement relating to such securities be accelerated so that the Registration Statement will become effective as soon as practicable on Tuesday, October 11, 2005.
     In connection with the foregoing, please be advised that the undersigned have distributed approximately 100 copies of the Preliminary Prospectus dated October 6, 2005 to underwriters, selected dealers, individuals and corporations.
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Very truly yours, CITIGROUP GLOBAL MARKETS INC. As Representative of the several Underwriters
By:	/s/ Abhay N. Pande
Name:	Abhay N. Pande
Title:	Director